MXENERGY HOLDINGS INC.

595 Summer Street, Suite 300

Stamford, CT 06901

April 27, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Peggy Kim
Mr. Scott Anderegg

Re:	MxEnergy Holdings Inc. — Registration Statement on Form S-4 (File No. 333-138425) (the “Registration Statement”)

Ladies and Gentlemen:

                                In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MxEnergy Holdings Inc., a Delaware corporation (referred to herein collectively with the additional registrants named in the Registration Statement as the “Company”), hereby requests acceleration of effectiveness of the Registration Statement to 2:00 P.M. (Eastern time) on April 30, 2007, or as soon thereafter as practicable.

                                The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities covered by the Registration Statement.

                The Company hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the Registration Statement filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Michael Chernick by telephone at (212) 318-6065.

Very truly yours,

MXENERGY HOLDINGS INC.

By:	/s/ Jeffrey A. Mayer
Jeffrey A. Mayer
President and Chief Executive Officer